Exhibit 99.1

Sprott Physical Gold Trust

Announces Completion of Its Follow-on Offering of Trust Units

Toronto, Ontario, Canada —September 12, 2012 — Sprott Physical Gold Trust (the “Trust”) (NYSE: PHYS / TSX: PHY.U), a trust created to invest and hold substantially all of its assets in physical gold bullion and managed by Sprott Asset Management LP, today announced that it has completed its follow-on offering of 26,450,000 transferable, redeemable units of the Trust (the “Units”) at US$14.84 per Unit for gross proceeds of US$392,518,000 (the “Offering”). This includes the exercise in full by the underwriters of their over-allotment option.

The Trust will use the net proceeds of the Offering to acquire physical gold bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described in the prospectus related to the Offering.  The net proceeds of the Offering per Unit are greater than 100% of the most recently calculated net asset value per Unit of the Trust prior to, or upon determination of, pricing of the Offering, as required under the trust agreement governing the Trust.

The Units are listed on NYSE Arca and the Toronto Stock Exchange under the symbols “PHYS” and “PHY.U”, respectively. The Offering was made simultaneously in the United States and Canada by underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor contact information:

Telephone: (416) 203-2310

Toll Free: 1 (877) 403-2310

Email: bullion@sprott.com